Mail Stop 6010


      July 13, 2005


Mr. Neil H. Koenig
Chief Financial Officer
Orthometrix, Inc.
106 Corporate Park Drive, Suite 102
White Plains, New York  10604

	Re:	Orthometrix, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 000-26206


Dear Mr. Koenig:

      We have reviewed your response letter dated June 10, 2005 and have the following comments. We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



 Form 10-KSB for the Year Ended December 31, 2004

Item 7.  Financial Statements, page 20

Report of the Independent Registered Public Accounting Firm, page
21

1. Please refer to prior comment 1. We refer you to AU Section 530.04-.05, which states that the independent auditor has two methods available for dating the report when a subsequent event disclosed in the financial statements occurs after completion of field work but before the issuance of the related financial statements. We continue to request that your accountants revise their report to update the opinion for the events disclosed in Note 14 and amend your filing to include the revised report. Otherwise, have your accountants tell us how they complied with AU Section 530.04-.05. If your accountants are relying on the guidance in AU Section 530.08, please have them tell us why this section is applicable, including providing details as to why they believe issuance of their report on your previously filed Form 10-KSB is a reissued report.

Form 10-QSB for the Quarter Ended March 31, 2005

Item 1.  Financial Statements, page 2

Notes to Financial Statements, page 5

Note 6.  Related Party Transactions, page 7

2. Please refer to prior comment 4. We note from your response that you issued 400,000 shares to Mr. Bonmati, an officer, at the same terms as the other issuances to other investors and that you concluded that no compensation charge was necessary. Please amend your filing to account for the discount given to Mr. Bonmati as compensation expense pursuant to SFAS 123. Otherwise, tell us why you concluded that no charge was necessary for the stock issued to Mr. Bonmati. Cite the specific accounting literature on which you based your conclusions.

      As appropriate, please amend your 2004 Form 10-KSB and your Form 10-QSB for the quarterly period ended March 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Neil H. Koenig
Orthometrix, Inc.
July 13, 2005
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